EXHIBIT 99.1

Aptose Announces Appointment of Carol Ashe to Board of Directors

SAN DIEGO and TORONTO, Aug. 15, 2018 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (NASDAQ: APTO, TSX: APS), a clinical-stage company developing highly differentiated therapeutics targeting the underlying mechanisms of cancer, today announced the appointment of Ms. Carol Ashe to the Board of Directors effective immediately. Aptose’s Board of Directors now includes seven members with extensive experience across diverse disciplines in biotechnology, pharmaceutical development and financial experience.

Ms. Ashe is an accomplished executive leader with more than 25 years of experience in corporate, legal, business development and venture capital in the pharmaceutical and biotech industries. In this capacity, she has a depth and breadth of transactional expertise in negotiating and structuring transactions involving academic institutions and biotech and pharmaceutical companies of all stages, including acquisitions, joint venture agreements, R&D collaborations and in-license agreements, among others. She currently serves as Chief Business Officer of the NY Genome Center, where she is responsible for identifying and executing on revenue generating business development opportunities.

“As a respected executive leader, Carol Ashe is an outstanding addition to the Aptose team,” said William G. Rice, Ph.D., Chairman, President and Chief Executive Officer. “We are fortunate to have attracted such talent to our Board of Directors and we look forward to working with her and drawing upon her extensive legal and business development experience.”

As Vice President of Corporate Development for the pharmaceutical segment of Endo, Ms. Ashe led the evaluation, structuring and negotiation of business development transactions for Endo’s branded, generic and platform drug delivery business units. Prior to that, she was a Partner at GlaxoSmithKline’s corporate venture capital fund SR One, evaluating early-stage through Phase II investment opportunities in life science companies and serving as a Board observer for a select group of portfolio companies. Ms. Ashe led GSK’s US Corporate Legal Group, which supported US M&A transactions, as well as its Business Development Legal Transactions team, which supported business development transactions across all of GSK’s business units on a global basis. She received her bachelor’s degree in Biology at Pennsylvania State University and a law degree from the Villanova University School of Law.

“I’m excited to join the Aptose Board at a pivotal time in the clinical development of Aptose’s two product candidates for hematological malignancies,” said Ms. Ashe. “I look forward to being a part of the team that advances this important work.”

About Aptose Biosciences Inc.

Aptose Biosciences is a clinical-stage biotechnology company committed to developing personalized therapies addressing unmet medical needs in oncology, with an initial focus on hematology. The company's small molecule cancer therapeutics pipeline includes products designed to provide single agent efficacy and to enhance the efficacy of other anti-cancer therapies and regimens without overlapping toxicities. APTO-253, the only clinical stage agent that directly targets the MYC oncogene and inhibits its expression, is in a Phase 1b clinical trial for the treatment of patients with relapsed or refractory acute myeloid leukemia (AML) or high risk MDS. CG-806 is an oral, first-in-class pan-FLT3/pan-BTK multi-cluster kinase inhibitor expected to reach IND submission by the end of 2018 and is planned for development to treat AML and certain B cell malignancies. For further information, please visit www.aptose.com.

For further information, please contact:

Aptose Biosciences
Greg Chow, CFO
647-479-9828
gchow@aptose.com

SMP Communications Susan Pietropaolo 201-923-2049 susan@smpcommunications.com	LifeSci Advisors Michael Wood Managing Director 646-597-6983 mwood@lifesciadvisors.com